EXHIBIT 99.1

Fury Completes Sale of Dolly Varden Shares

VANCOUVER, Canada – March 14, 2024 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce that it has completed the previously announced sale of 5,450,000 common shares of Dolly Varden Silver Corp. (the “Dolly Shares”) (see news release dated March 6, 2024). The shares were sold at a price of C$0.735 per Dolly Share to a group of institutional investors arranged by the Company’s agent, Haywood Securities Inc., for total gross proceeds of C$4,005,750.

The net proceeds of the sale will be used for continued exploration at the Company’s Eau Claire and Éléonore South projects in Quebec and for general working capital. Following today’s announcement, Fury now holds approximately 19.99% of the common shares of Dolly Varden and is well capitalized for its upcoming exploration activities. Following the closing of Dolly Varden’s bought deal offering, which is anticipated to close on March 21, 2024, Fury will hold approximately 18.99% of its common shares outstanding.

Fury continues to hold 54,054,590 common shares of Dolly Varden after the sale. Fury will file an amendment to its current Early Warning Report on SEDAR+ to reflect its change in ownership position. Fury continues to hold its shares in Dolly Varden for investment purposes and will evaluate its investment on an ongoing basis and may increase or decrease its holdings in the future, subject to its rights and obligations under the Investor Rights Agreement dated February 25, 2022, between Fury and Dolly Varden, a copy of which has been filed under Fury’s SEDAR+ profile.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company positioned in two prolific mining regions across Canada and currently holds a 54 million common share position in Dolly Varden Silver Corp (19.99% ownership). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

Neither the TSX nor its Regulations Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this news release.

For further information on Fury Gold Mines Limited, please contact:

Fury Gold Mines Limited	TSX: FURY NYSE American:FURY
1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	www.furygoldmines.com

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Margaux Villalpando, Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information

This press release contains "forward-looking statements" within the meaning of applicable Canadian securities laws. Such statements include the Company’s proposed use of proceeds from the share sale and its future holdings of Dolly Varden shares.

Although Fury has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place heavy reliance on forward-looking information. Fury does not undertake to update any forward-looking statements except as required by applicable securities laws.

Fury Gold Mines Limited	TSX: FURY NYSE American: FURY
1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	www.furygoldmines.com

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